Linda  Crouch, Shareholder
Direct Dial: 423.928.0181
Direct Fax: 423.979.7623
E-Mail Address: lcrouch@bakerdonelson.com

September 22, 2009

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 000-09410

Dear Mr. Rosenberg:

This letter responds to the comments received from the Securities and Exchange Commission by letter dated September 9, 2009 to H. Craig Dees, Ph.D. with respect to the above-referenced filings of Provectus Pharmaceuticals, Inc. (the “Company” or “Registrant”).

Intellectual Property, page 8

Patents, page 8

1.  Please revise your lead in sentence to the table on page 8 to clarify that the table includes all patents material to an understanding of the company as required by Item 101(h)(4)(vii) of Regulation S-K, and revise the table, if applicable to include any other material patents.  In addition, please revise the table or cross reference to a discussion that explains the patent technologies and products listed in the table.

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Company Response to Comment #1:

    The Company will include the following in its Form 10-K for the Fiscal Year Ended December 31, 2009:

Patents

We hold a number of U.S. patents covering the technologies we have developed and are continuing to develop for the production of prescription drugs, medical devices and OTC pharmaceuticals.  All patents material to an understanding of the Company are included and a cross reference to a discussion that explains the patent technologies and products is identified for each patent in the following table:

U.S. Patent No	Title and Cross Reference	Issue Date	Expiration Date
5,829,448	Method for improved selectivity in activation of molecular agents; see discussion under Medical Devices in Description of Business	November 3, 1998	October 30, 2016
5,832,931	Method for improved selectivity in photo-activation and detection of diagnostic agents; see discussion under Medical Devices in Description of Business	November 10, 1998	October 30, 2016
5,998,597	Method for improved selectivity in activation of molecular agents; see discussion under Medical Devices in Description of Business	December 7, 1999	October 30, 2016
6,042,603	Method for improved selectivity in photo-activation of molecular agents; see discussion under Medical Devices in Description of Business	March 28, 2000	October 30, 2016
6,331,286	Methods for high energy phototherapeutics; see discussion under Oncology in Description of Business	December 18, 2001	December 21, 2018
6,451,597	Method for enhanced protein stabilization and for production of cell lines useful production of such stabilized proteins; see discussion under Material Transfer Agreement in Description of Business	September 17, 2002	April 6, 2020
6,468,777	Method for enhanced protein stabilization and for production of cell lines useful production of such stabilized proteins; see discussion under Material Transfer Agreement in Description of Business	October 22, 2002	April 6, 2020
6,493,570	Method for improved imaging and photodynamic therapy; see discussion under Oncology in Description of Business	December 10, 2002	December 10, 2019
6,495,360	Method for enhanced protein stabilization for production of cell lines useful production of such stabilized proteins; see discussion under Material Transfer Agreement in Description of Business	December 17, 2002	April 6, 2020
6,519,076	Methods and apparatus for optical imaging; see discussion under Medical Devices in Description of Business	February 11, 2003	October 30, 2016
6,525,862	Methods and apparatus for optical imaging; see discussion under Medical Devices in Description of Business	February 25, 2003	October 30, 2016

2

6,541,223	Method for enhanced protein stabilization and for production of cell lines useful production of such stabilized proteins; see discussion under Material Transfer Agreement in Description of Business	April 1, 2003	April 6, 2020
6,986,740	Ultrasound contrast using halogenated xanthenes; see discussion under Oncology in Description of Business	January 17, 2006	September 9, 2023
6,991,776	Improved intracorporeal medicaments for high energy phototherapeutic treatment of disease; see discussion under Oncology in Description of Business	January 31, 2006	May 5, 2023
7,036,516	Treatment of pigmented tissues using optical energy; see discussion under Over-the-Counter Pharmaceuticals in Description of Business	May 2, 2006	January 28, 2020
7,201,914	Combination antiperspirant and antimicrobial compositions; see discussion under Material Transfer Agreement in Description of Business	April 10, 2007	May 15, 2024
7,338,652	Diagnostic Agents for Positron Emission Imaging; see discussion under Oncology in Description of Business	March 4, 2008	September 25, 2025
7,346,387	Improved Selectivity in Photo-Activation and Detection of Molecular Diagnostic Agents; see discussion under Medical Devices in Description of Business	March 18, 2008	October 30, 2016
7,353,829	Improved Methods and Apparatus For Multi-Photon Photo-Activation of Therapeutic Agents; see discussion under Medical Devices in Description of Business	April 8, 2008	April 23, 2020
7,384,623	A Radiosensitizer Agent comprising Tetrabromoerythrosin; see discussion under Oncology in Description of Business	June 10, 2008	August 25, 2019
7,390,668	Intracorporeal photodynamic medicaments for photodynamic treatment containing a halogenated xanthene or derivative; see discussion under Dermatology in Description of Business	June 24, 2008	March 6, 2021
7,402,299	Intracorporeal photodynamic medicaments for photodynamic treatment containing a halogenated xanthene or derivative; see discussion under Dermatology in Description of Business	July 22, 2008	October 2, 2025
7,427,389	Diagnostic Agents for Positron Emission Imaging; see discussion under Oncology in Description of Business	September 23, 2008	July 7, 2026

We continue to pursue patent applications on numerous other developments we believe to be patentable. We consider our issued patents, our pending patent applications and any patentable inventions which we may develop to be extremely valuable assets of our business.

Material Transfer Agreement, page 9

2.  We note your disclosure regarding the Material Transfer Agreement with Schering-Plough Animal Health Corporation.  Please disclose the amount of the “progress payments” your company is entitled to receive under the agreement.  In addition, it does not appear that Exhibit A to the Material Transfer Agreement, which sets forth these progress payments, has been filed.  Please understand that material contracts that are filed as exhibits pursuant to Item 601(b)(10) must include any related schedules and attachments.  Therefore, please file as promptly as possible revised exhibit 10.5 that includes the missing Exhibit A.

3

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Company Response to Comment #2:

The Company will include the following in its Form 10-K for the Fiscal Year Ended December 31, 2009:

“The Company has received no “progress payments” in relation to its Material Transfer Agreement with Schering-Plough Animal Health Corporation.”

The Agreement's Exhibit A is attached to the end of this response with certain information redacted.  Please note that this response is accompanied by a separate written request for confidential treatment of specific information which has been retained in the paper version of this response which is also being sent to you simultaneously by overnight delivery.  The SEC has granted the Company confidential treatment of Exhibit A in an earlier registration statement and the Company is requesting the SEC extend the confidential treatment.

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page 36

3.  If you evaluated your capitalized patents for impairment under SFAS 144, please provide us your analysis demonstrating the reason that there were no impairments.  Include in your analysis, the significant assumptions used in your undiscounted cash flows and fair value, as applicable.  Also, tell us why you do not believe that a reduction of the remaining useful lives of these assets was necessary.  If you did not evaluate these assets for impairment, please address how you considered paragraph 8 of SFAS 144, particularly 8(e), with respect to your historical losses and expectations of future continuing losses, and paragraph 8(f).

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Company Response to Comment #3:

The Company believes that a reduction of the remaining useful lives of its capitalized patents is not necessary because the Company is continuing to develop the patent technologies and intends to continue to do so until the products are commercialized.  Attached to this letter is an exhibit which contains the Company’s analysis demonstrating the reasons that there were no impairments.  The Company analyzed the markets where we are developing products and have grouped our patents by product.  The capitalized patents for the Fiscal Year Ended December 31, 2008, net of amortization, totaled $8,281,548.  The total annual revenue expected to be generated from the Company’s capitalized patents or intellectual property after product launch and ramp-up is estimated to total $2,926,200,000 or over $2.9 billion.  This total annual revenue includes the estimate of the Company’s product for treating psoriasis ($750 million), atopic dermatitis (to be determined), actinic keratosis ($0), wound healing ($40 million), metastatic melanoma ($346 million), cancer of the breast, liver and prostate ($1.7 billion), methods for enhanced vaccine production and virus hunter ($75 million), advanced laser eye surgery ($10 million), laser eradication of melanoma ($5 million), and multiphoton imaging ($200,000).

4

The support for the revenue estimates can be found in the attachment on IP Valuation Analysis titled “Comparative Valuation of Core Intellectual Properties – January 2009.”  Please note the chart on page 12 includes $1.6 billion for atopic dermatitis which is not included in our total revenue estimate because we have not yet estimated the Company’s share of the market.  The estimated cost associated with these revenues, including the costs to bring the products to market, range from 50% to 75% of revenues and the estimated time to bring the products to market range from 3 to 5 years.

Based on these assumptions, when the Company estimated the undiscounted net cash flows associated with the potential revenue generation from each of these product groups it well exceeded the related patents’ carrying value thereby indicating that no impairments were warranted.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Note 4 – Equity and Debt Transactions, page 7

4.  You disclose that the exercise prices of various warrants that were exercised during the period were reduced.  Please tell why the warrants to purchase 20,274,009 shares that were outstanding at June 30, 2009, as well as any warrants that were exercised during the six months ended June 30, 2009, were not required to be reclassified to liabilities and marked to fair value in accordance with EITF 07-5.

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Company Response to Comment #4:

All warrants the Company has issued have a set exercise price for a set number of shares and are required to be settled either in cash or on a cashless basis.  There are no contingent terms or terms that are subject to adjustment.   As a result, these warrants are clearly indexed to the Company’s own stock and do not fall under the guidance of EITF 07-5, which  deals with whether an equity-linked financial instrument is indexed to a company’s own stock when it has contingent exercise or settlement provisions or a strike price that is subject to adjustment.

The Company, at its sole discretion, offered to let certain holders exercise their warrants at a price that was less than the contracted exercise price.  Although the Company was not obligated to adjust the exercise price, it did so as an incentive for these select warrant holders to exercise their warrants in order for the Company to receive additional capital.  Also during this time frame, other holders exercised their warrants without any reduction in the contracted exercise price.  It is not the practice of the Company to reduce the warrant exercise price.

When the Company reduced the exercise price on these warrants, it accounted for the transaction as a modification of an award and recorded additional expense for the difference between the fair value of the warrant on the date of modification using the original exercise price and the new exercise price.

5

On behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

                                                Very truly yours,

                                                /s/Linda Crouch-McCreadie
                                                Linda Crouch-McCreadie

LMC:cjb
Enclosures

6

Comparative Valuation of Core Intellectual Properties – January 2009

The relative valuation of each component of the portfolio of intellectual property (IP) acquired upon inception of Provectus is compared on a relative basis using publically available support data and a simple, common model of market capture.  No substantial effort is made to correct for unpredictable trends in target markets, nor to anticipate possible premature obsolescence due to the advent of unknown future competitive products, nor to account for possible above-line market capture by highly successful products.  The data contained in this analysis are intended solely for relative valuation of the components of the acquired IP portfolio, and should not be used to project future financial performance of any product based on such IP.

A.      Psoriais

Psoriasis is a chronic skin disease affecting approximately 5 million Americans.  The cause of psoriasis is unknown and there is no cure.  Thus, patients typically undergo prolonged care over a period of years to decades and represent a recurring revenue source for physicians and pharmaceutical manufacturers.

Prevalence:      2% of <?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />U.S. population (5-6 million patients) 1

Incidence:        150,000 new cases per year in U.S. 2

Form:                 80% have plaque psoriasis (psoriasis vulgaris)

Severity:           25-30% (1.5 million cases) classified as moderate to severe

Approximately 2.5 million psoriasis patients are treated annually in the U.S., with an annual expenditure of $1.5 billion for treatment in the mid-1990's.1,3  More recent estimates have projected a $1-2 billion market for new therapies 4 comprised of several multi-hundred-million dollar products (“biologics”). 5

Annual cost of the most common treatment modalities for moderate to severe psoriasis:

Treatment	Estimated Cost/Yr	Source
Biologics (i.e., Amevive)	$7,000 - $10,000	NPF [6]
Cyclosporine	$6,000	Camisa [3]
Goeckerman	$4,000	Camisa [3]
PUVA	$2,600	Camisa [3]
Methotrexate	$2,000	Camisa [3]

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[1] Zanolli, in Principles and Practice of Dermatology, 1996, pp. 341-342.

[2] Christophers and Mrowietz, in Fitzpatrick’s Dermatology in General Medicine, 1999, pp. 495-496.

[3] C . Camisa, Handbook of Psoriasis, 1998, pp. 1-6.

[4] M-K Ho and M. Malloy, Goldman Sachs Global Equity Research, “Incremental Positive Data on Psoriasis,” February 25, 2002.

[5] E. Wang and S. Pandya, Salomon Smith Barney, “Preview of Upcoming Dermatology (AAD) Meeting,” February 19, 2002.

[6] “Amevive Approved for Treating Psoriasis,” National Psoriasis Foundation, January 31, 2003.

The severe side effect profile and modest efficacy of traditional therapies have led to considerable expectation over the biologics (a name based on their production using biotechnology methods).

Unfortunately, this enthusiasm over the biologics (such as Enbrel, Amevive and Raptiva by Amgen, Biogen Idec and Genentech, respectively) appears to have resulted in pricing well above the market at $24,000-45,000 per yearly regimen, yielding sluggish sales. 7  For example, while Amgen estimates there are 1.1 million Americans with severe enough psoriasis to warrant use one of the biologics, it estimates that only about 60,000 people are using one of the drugs. For instance, Amevive achieved sales of only $48.5 million in 2005, while Raptiva sales were a mere $90 million in 2006.

Market Assessment.  A large and sustainable market exists for new psoriasis treatments, particularly those that offer improved efficacy and side effect profiles at a fair cost.  If one assumes that one-quarter of the moderate to severe cases will be treated with new therapies that support a rational cost of $5,000 per annum, this represents a market opportunity of approximately $1.9 billion (375,000 cases at $5,000 per case).

Provectus’ Products for Psoriasis.  Our initial focus in dermatology has been on psoriasis, a chronic disorder of the upper skin that affects more than five million people in the U.S. (with 150-250,000 new cases each year). Roughly 65% of these cases are treated palliatively with topical steroids. The 25-30% of patients who suffer from severe cases are candidates for PUVA (Psoralen with ultraviolet A light) and more intensive drug therapies, such as methotrexate, cyclosporine, and the new immunosuppressant biologics. While PUVA is one of the more effective treatments, long-term use significantly increases the risk of developing skin cancer.  Similarly, long-term use of systemic pharmaceutical agents carries enhanced risk of serious organ damage and infection.

In 2001, we completed three Phase 1 clinical trials (one in Denmark, two in the U.S.) that evaluated topical rose bengal (i.e. “PH-10”) for treatment of this disease. 8  In these studies (involving more than 50 test subjects) rose bengal was applied topically to psoriatic plaques, then illuminated with green light.  This single-dose treatment yielded an average reduction in plaque thickness of 59% after 30 days, with further response noted after 90 days;  drug alone and light alone produced no significant effects, and there was no evidence of rebound following treatment.  Further, no pain or significant side effects were observed in any treated areas.  This response is comparable to that achieved with potent steroids and other anti-inflammatory agents, but without their side effects.

In 2007, we began a Phase 2 clinical trial (in New York City) designed to evaluate topical rose bengal in 25 moderate to severe psoriasis subjects.  Subjects will be treated twice weekly for 12 weeks.  This study is expected to be completed in 2009. No safety concerns were identified in the first 6 subjects in this study.

We believe this treatment will be superior because our combination of drug and light only affect diseased tissue with negligible side effects in healthy tissue. Given this unique safety profile and history of safe use in other indications (rose bengal has been safely used for certain ophthalmic and intravenous indications in the U.S. and Japan for several decades), we anticipate a relatively short pathway to regulatory approval. 9

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7  See, A. Pollack, New York Times, “Biotech Psoriasis Drugs Hit a Cost Ceiling,” January 24, 2007.

8  An additional Phase 1 Clinical Trial was conducted during this period evaluating the safety of topical rose ben gal on 26 patients with Actinic Keratosis.  No significant safety issues were identified in this study.

9  In follow-on preclinical studies of long-term repeated dosing in rabbits and rats, no significant safety issues were identified, paving the way for future Phase 2/3 Clinical Trials.

A comparison of Provectus’ proposed photodynamic product relative to other competing products is provided in the following table.

Comparison of PH-10 with competing therapies (for moderate to severe psoriasis).

Treatment	Advantages	Disadvantages
PH-10	· Localized effect · Topical drug application · Negligible systemic risk	· Efficacy TBD · Weekly, bi-weekly or daily treatment · Illumination of patient TBD
Biologics (i.e., Enbrel, Amevive)	· Systemic control of symptoms	· Weekly or bi-weekly injection · Immune-system suppression · Risk of serious infection · Malignancies [10,11] · Long-term side-effects TBD
Cyclosporine	· Daily oral regimen · Systemic control of symptoms	· Immune-system suppression · kidney toxicity, hypertension, headaches and tremors
Goeckerman	· Localized effect	· Skin irritation from coal tar · Messy residue on skin · UV skin damage
PUVA	· Localized effect	· UV-A light intrinsically mutagenic · Psoralens may be mutagenic
Methotrexate	· Daily oral regimen · Systemic control of symptoms	· Anemia, liver toxicity, fatigue and acute depression

Valuation of Provectus IP for Psoriasis.  PH-10 for psoriasis (as represented by PHO-105/113/119) represents a substantial market opportunity, particularly due to its minimal potential for side effects.  Based on current data, we assume that the market will bear a $7,600 per annum treatment price, and that Provectus’ margin for this treatment is approximately $5,000 (i.e., $7,600 minus the current cost for PUVA treatment, most of which comprises physician and lab fees).  If PH-10 captures a modest 10% market share, it will be capable of generating peak revenues in the area of $750 million in the U.S. 12
_________________________________

10  See, Enbrel product insert:  In clinical trials there was a 3-fold higher incidence of lymphoma in patients treated with Enbrel vs control patients.

11 See, Amevive product insert:  In the 24-week period constituting the first course of placebo-controlled studies, 13 malignancies were diagnosed in 876 AMEVIVE®-treated patients (1.3% incidence compared to 0.5% in the placebo group).  Among 1357 patients who received AMEVIVE®, 25 patients (1.8%) were diagnosed with 35 treatment-emergent malignancies, including 6 basal and 17 squamous cell cancers of the skin. An additional three cases of lymphoma were observed.

12Assuming capture of 10% of the cases of moderate to severe psoriasis (i.e., 150,000 cases), producing revenues of $5,000 per case in pharmaceutical sales, yields peak revenues of approximately $750 million.

B.  Atopic Dermatitis

Atopic Dermatitis (AD, including eczema) is a common chronic inflammatory disease of the skin, affecting pediatric and adult patients alike, with approximately 15-30 million cases annually in the U.S. Because of key similarities of the disease to psoriasis, potential response to PH-10 may be similar. Accordingly, Provectus commenced a Phase 2 clinical trial in 20 subjects with mild to severe AD during 2008.  It is anticipated that this study will be completed during 2009.  Preliminary analysis of data from the first 5 subjects completing this study identified no safety concerns and each subject experienced improvement in symptoms.

Market Assessment.  It may be possible to use PH-10 to reduce or eliminate AD symptoms.  Assuming 3 million subjects treated per year in the U.S. at $533 per subject, AD may be a greater than $1.6 billion  dollar market.  It is also believed that the combined annual U.S. and European market for treatment could exceed $3.1 billion, growing at a CAGR of 36%.  Such an opportunity would be sufficiently attractive to justify development of Provectus’ relevant IP (PHO-105/113/119) into products for this market.

C.  Actinic Keratosis

Actinic Keratosis (AK, solar keratosis or senile keratosis) is the most common pre-cancerous skin lesion among fair-skinned people, and is estimated to occur in over 50% of elderly fair-skinned persons living in sunny climates.13  It is estimated that nearly half of the approximately five million cases of skin cancer in the U.S. initiated as AK.

Assuming 2.5 million treatments per year at $100 per treatment, 14  AK may be a greater than $250 million dollar market.  It is also believed that the combined annual U.S. and European market for treatment (primarily comprising excision, cryotherapy, and topical 5-fluorouracil) 15 exceeds $500 million.

Market Assessment.  The potential size of the AK market is attractive, and early stages of AK have proven responsive to PDT.  Unfortunately, recent efforts by DUSA Pharmaceuticals, Inc. cast serious doubt on the likelihood of substantial market capture for a photodynamic product (as would be anticipated from development of PHO-105/113/119 for treatment of AK).  For instance, DUSA launched the Levulan(R) Kerastic(R) product for treatment of AK in September 2000.  For the quarterly report dated November 12, 2002, DUSA concluded that this product had garnered “disappointing market acceptance since the inception,” and that it “does not expect any significant near-term increase in Kerastick(R) sales levels.” 16  In early 2003 DUSA announced that it had discontinued its marketing, development and supply

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13 Schwartz and Stoll, in in Fitzpatrick’s Dermatology in General Medicine, 1999, pp. 823-826.

14 According to the 2002 American Medical Association manual of Current Procedural Terminology (cpt 2002) and the 2001 U.S. DHHS Fee schedule, the reimbursable fee for excision of a benign skin lesion is approximately $100-300 (cpt codes 11400 - 11446); destruction of such a lesion (i.e., cryotherapy, etc.) is approximately $54 for the first lesion, and $13 for each additional lesion (cpt codes 17000 - 17003).

15 American Academy of Dermatology “ActinicKeratosesNet.”

16 From the DUSA Pharmaceuticals, Inc. 10-Q, dated November 12, 2002:

Our first products, which were launched in September 2000 in the United States, are Levulan(R) 20% topical solution using our Kerastick(R) brand applicator, and our BLU-U(R) brand light unit. These products are used together to provide photodynamic therapy for the treatment of non-hyperkeratotic actinic keratoses (AKs) of the face or scalp.

agreement with Schering AG, dated November 22, 1999. 17  Since then, despite continued clinical trials success with the product, there has been little evidence of improved market acceptance, with Kerastic(R) unit sales reaching just over 100,000 ($8.9 million) for FY 2005. 18

Based on this remarkably unfavorable market acceptance, it appears that even a superior product, such as PH-10, would face substantial market resistance due to superficial similarities with the DUSA product coupled with the availability of simple, effective conventional therapies for AK.  For these reasons, it is impossible to project substantial revenues for an AK product based on the subject IP.  Moreover, due to the close relationship of such a product to the psoriasis product, it is unlikely that Provectus would choose to license this indication to a third party (due to the inherent risk such a license would cast upon the psoriasis product).

D.  Wound Healing

Chronic skin lesions, such as venous leg ulcers, diabetic foot ulcers, pressure ulcers and bed sores, and other chronic infections of the skin and underlying tissue, comprise a major and rapidly growing medical challenge.  Care for leg ulcers alone cost the Medicare system $1.5 billion in 1995 at a cost of approximately $3,700 per patient (ca. 400,000 patients). 19  Moreover, market data from Frost and Sullivan suggest that the total U.S. market for wound management products alone was approximately $2.6 billion in 2002.

Market Assessment.  It may be possible to use PH-10 to reduce local pathogen burden, thereby greatly enhancing the efficacy of the patient’s immune system during recovery.  Assuming that the wound healing market would support a PDT product costing $1,000 per patient per annum, and that Provectus’ product captured 10% of the wound healing market (i.e., 40,000 Medicare patients), this represents a market opportunity capable of generating peak revenues in the area of $40 million. 20  Such an opportunity would be sufficiently attractive to justify development of Provectus’ relevant IP (PHO-105/113/119) into products for this market.

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“Product sales and rental income for the current three and nine-month periods totaled $51,000 and $157,000, respectively, primarily due to royalty revenues of $6,000 and $77,000 earned by DUSA for Kerastick(R) sales by Berlex to its distributor and $44,000 of revenue recognized during the current quarter based on direct Kerastick(R) sales to our distributor, Moore Medical Corporation, a national distributor and marketer of medical and surgical supplies. During 2002, there were no direct sales of the Kerastick(R) to Berlex, the subsidiary of the Company's former marketing partner. Revenues from product sales and rental income for the three and nine-month periods ended September 30, 2001 were $59,000 and $470,000, primarily reflecting direct sales of the Kerastick(R) to Berlex, as Berlex purchased Kerastick(R) units to fill the anticipated forecasts at the time the units were ordered. During the balance of 2002 and into early 2003, the Company expects to sell a minimum level of Kerastick(R) units to our distributor consistent with the current quarter. Due to the disappointing market acceptance since the inception of our products, the termination of the Schering AG agreement, and the historical fluctuations of end-user Kerastick(R) sales and BLU-U(R) placements up to this point, the Company does not expect any significant near-term increase in Kerastick(R) sales levels, and/or BLU-U(R) placements.”

17 See, DUSA’s SEC Form 10-K, dated March 11, 2003.

18 See, DUSA’s SEC Form 10-K, dated March 9, 2006.

19 Harrington et al., “A cost analysis of diabetic lower-extremity ulcers,” Diabetes Care 23 (2000) 1333-1338.  “Lower-extremity ulcer-related spending accounted for 24% of total spending for lower-extremity ulcer patients.”  Medicare spending for such patients averaged $15,309 in 1995.

20 Since the number of non-Medicare patients in this category is unknown, we have not considered this additional potential patient population.

E.  Metastatic Melanoma

New cases of melanoma are expected to exceed 62,000 in the U.S. during 2008, with over 8,400 deaths. 21  Of these, approximately 10-13% present with regional metastatic disease (AJCC stage III) and 2-5% with distant metastatic disease (AJCC stage IV. 22  Surgical resection, chemotherapy, radiation therapy, and immunotherapy comprise the standard treatments for the majority of cases.

Results from an initial clinical trial of PV-10 in Australia for metastatic melanoma (i.e., AJCC stage III and IV, study PV-10-MM-01) indicated a 40% objective response rate in subjects after a single treatment (20 subjects).  A potential bystander effect was observed in 15% of these subjects.  All treatments were well tolerated with minimal side effects.  This response compares quite favorably with that of the only melanoma drugs licensed in the U.S. (i.e., Proleukin, with a 16% objective response rate, and Intron-A, with a 1.7 year median time to relapse vs. 0.98 years for the control group).  Increased response rate is anticipated upon repeat treatment of non-responsive lesions with PV-10.  In the second half of 2007 a Phase 2 clinical trial of PV-10 was initiated, to include 80 subjects at multiple centers in Australia and the U.S.  The study will allow partially or non-responsive lesions to be retreated if necessary and will follow response for 12 months after initial PV-10 treatment.  The study in expected to be completed in early 2010, involving subjects at 3 centers in Australia and 4 in the U.S. as of 1 January 2009.

Market Assessment.  The melanoma therapeutics market is highly segmented and has no obvious direct comparator for PV-10.  The closest are Intron-A, with an approximate $5,500 Health Care Procedure Coding System (HCPCS), Medicare Part B reimbursement for a full course, and Proleukin, with an approximate $40,700 HCPCS reimbursement for a full course. 23  These products represent the approximate extremes of the overall anti-neoplastics market, which has a median reimbursement of $23,200 (mean $26,600) for a suite of oncology products.24

It is believed that the U.S. market would easily support an effective intralesional agent for treatment of the approximately 18% of melanoma patients with stage III or IV disease (i.e., 10,800 new patients) at a price on the order of $20,000 per regimen.  Since conventional standards of care have highly unacceptable side effects, patients would likely welcome a minimally-invasive procedure involving PV-10.  Assuming a 80% capture of the worldwide market (double the U.S.) by a first-line drug selling for $20,000 per dose, this market is capable of generating revenues in excess of $346 million.  Such an opportunity would be sufficiently attractive to justify development of Provectus’ relevant IP (PHO-106 /107 /120 /122/123) into products for this market.

______________________________________

21American Cancer Society, “Cancer Facts & Figures 2007.”

22 NCCN Clinical Practice Guidelines in Oncology: Melanoma V.2.2006.  National Comprehensive Cancer Network, Inc. June 12, 2006.

23 U.S. Department of Health and Human Services, Health Care Procedure Coding System (HCPCS), Payment Allowance Limits for Medicare Part B Drugs, October 1 - December 31, 2006.

24 i.e., Alkeran, Avastin, Campath, Gleevec, Herceptin, Hycamtin, Intron-A, Mylotarq, Proleukin and Rituxan

F.  Cancer of the Breast, Liver and Prostate

These prominent cancers numbered, in total, approximately 392,140 new cases in the U.S. during 2008, and are summarized in the table below. 25  Surgical resection, chemotherapy, radiation therapy, and immunotherapy comprise the standard treatments for the majority of cases.

Anatomical Site	New Cases	Deaths
Breast	184,450	40,930
Liver	21,370	18,410
Prostate	186,320	28,660
TOTAL	392,140	88,000

Multiple preclinical studies conducted during the period spanning 1997 - 2005 demonstrated that intralesional injection of PV-10 into such tumors may have significant therapeutic merit.  Specifically, successful ablation of tumors implanted in experimental animals has been repeatedly demonstrated for each of these cancers.  Moreover, such localized therapy appears to avoid the systemic effects that plague other therapeutic options.  An initial clinical trial of PV-10 for treatment of recurrent breast carcinoma was completed in New Zealand (study PV-10-BC-04) in late 2008; a second trial of PV-10 for treatment of metastatic cancer of the liver is expected to start in the U.S. by mid-2009 (study PV-10-LC-01).

Market Assessment.  The cancer therapeutics market is highly segmented and has no obvious direct comparator for PV-10.  However, a review of several prominent oncology products can shed light on the playing field.

Gleevec (by Novartis) is used to treat patients with chronic myeloid leukemia (CML).  There are ca. 44,200 new cases of leukemia per year in the U.S., about 4,600 of which are CML. 26  The HCPCS reimbursement for Gleevec is approximately $37,700 per course (annual), while sales for 2005 exceeded $2.1 billion.27

Rituxan (Genentech) is used to treat patients with non-Hodgkin Lymphoma (nHL) as well as rheumatoid arthritis.  There are ca. 63,190 new cases of nHL per year in the US,28 with an HCPCS reimbursement of $26,100 per course.  U.S. sales in 4Q2006 were $560 million (approximately $2.2 billion annually).  Another Genentech drug, Herceptin, booked 4Q2006 sales of $322 million ($1.3 billion). The drug was approved as adjuvant therapy for breast cancer during the quarter, with 62% adoption for that indication.  The HCPCS reimbursement for a 12 week course of Herceptin is approximately $26,000.  Quarterly domestic sales of Avastin (approved for colorectal cancer and launched for lung cancer in 4Q2006 with

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25American Cancer Society, “Cancer Facts & Figures 2007.”

26American Cancer Society, “Cancer Facts & Figures 2007.”

27 N. Gray, Pharmaceutical Executive, “Changing Landscapes, A Special Report on the World’s Top 50 Pharma Companies,” May 2006.

28American Cancer Society “Cancer Facts & Figures 2007”.

26% market penetration for lung cancer) reached $490 million ($2 billion).29  The HCPCS reimbursement for Avastin was over $56,000 ($1,990 per dose) for annual maintenance in colorectal cancer.

It is believed that the U.S. market would easily support an effective intralesional agent for breast, liver and/or prostate cancer at a price on the order of $5,000-$20,000 per regimen.  Since conventional standards of care for these cancers have highly unacceptable side effects, patients would likely welcome a minimally-invasive procedure involving PV-10.  Assuming a 20% capture of this market by a drug selling for $20,000 per dose, this market is capable of generating revenues in the area of $1.7 billion.  Such an opportunity would be sufficiently attractive to justify development of Provectus’ relevant IP (PHO-106 /107 /120 /122/123) into products for this market.

G.  Methods for Enhanced Vaccine Production and Virus Hunter

Licensure of the relevant Provectus IP (PHO-110) for enhancement of vaccine production to third parties is unlikely to generate substantial revenues in the foreseeable future (i.e., revenue estimates for licensure are less than $1 million per annum, based on a likely maximum non-exclusive license fee of $100,000 per use).  Use of the IP for discovery of new viruses has no direct commercial value, since third parties are unlikely to pay a license fee for use of a difficult-to-police patent).  In contrast, the potential market for production of newly-discovered viruses may be quite large.

As an example, Merck’s Gardasil cervical cancer vaccine is estimated to have “mega-blockbuster potential” (multi-billion-dollar-a-year sales assuming 65% market capture of the HPV vaccine market in 2010). 30,31 Fourth quarter 2006 revenues of $155 million were well ahead of estimates ($103 million) and on track to meet a 2008 target of $1.5 billion before peaking at 1.75 billion in 2009. 32,33,34   Revenues for Merck’s RotaTeq rotavirus vaccine are estimated at $500-650 million in 2008 and approximately $750 million in 2011.

Shortages of influenza vaccine in the 2004-2005 flu season, combined with concern about a possible H5N1 avian flu virus pandemic, have highlighted the need for improved vaccine production methods such as those of PHO-110.  The U.S. government earmarked an initial $50 million in FY 2004 for influenza preparedness, ramping to $120 million in FY 2006. 35   This included orders for initial H5N1 vaccines from GlaxoSmithKline, Sanofi Pasteur and Novartis.  The ultimate size of this market is impossible to project, but the annual influenza vaccine market in the U.S. appears to be on the order of $400-500 million.

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29 See, M-K Ho et al., Goldman Sachs Global Investment Research, “Company Update, Genentech Inc.,” January 11, 2007.

30  See, Standard & Poor’s Stock Report, Merck & Co Inc., January 29, 2007.

31 B. Hirschler, Reuters, “Glaxo vs Merck in head-to-head cancer vaccine test,” January 18, 2007.

32 See, J. Kelly et al., Goldman Sachs Global Investment Research, “Comment, Merck & Co., Inc.,” January 30, 2007.

33 See, J. Kelly and G. Waterman, Goldman Sachs Global Investment Research, “US Major and Specialty Pharmaceuticals, Maintain Neutral Views.,” November 7, 2006.

34 See, J. Kelly and G. Waterman, Goldman Sachs Global Investment Research, “Company Update, Merck & Co., Inc.,” December 6, 2006.

35 See, J.L. Goodman, Director, Center for Biologics Evaluation and Research, U.S. Food and Drug Administration, Statement to the Committee on Government Reform, February 10, 2005.

Market Assessment.  We will assume that a new virus is discovered (using the PHO-110 IP) that is found to be a cause of a major form of cancer in humans.  If this virus is converted into a vaccine that is produced using the methods of PHO-110, and is administered to 10% of the U.S. population during its peak year of use (i.e., 30 million doses) with a license fee of 10% per dose and a cost of $25 per dose, 36 the IP is capable of generating peak revenues in the area of $75 million per annum.

H.  Advanced Laser Eye Surgery

The laser eye surgery market (primarily dominated by laser refractive vision correction, or Lasik) has been a relatively stable market for some years.  In 2003, it was controlled by four major players:  VISX (65% share of U.S. refractive procedure market), Alcon (25% of procedures), Nidek (9% of procedures) and Bausch & Lomb (6% of procedures).  In early 2007, this playing field remained similar, although VISX had rebranded as Advanced Medical Optics (AMO).  AMO currently controls approximately 60% of the Lasik market with projected 2007 revenues of $240 million for vision correction. 37  Revenues are based primarily on per-procedure fees. In 2003 there were approximately 1.1-1.2 million refractive vision correction procedures performed annually in the U.S., producing industry-wide revenues of approximately $230 million. 38,39  In 2007, revenues can be projected at over  $400 million (using AMO as a benchmark).  While the potential for market expansion is large (it is estimated that one out of every two people worldwide has defective vision, and that 50-60 million individuals in the U.S. are candidates for treatment) only about 4% of this population has been treated.  We speculate that this is due, in part, to concerns about safety and long-term efficacy of the procedure.40  Moreover, Lasik procedures are trending flat to down on a year over year basis according to a poll of refractive surgeons at the 2006 AAO meeting, presumably due to depletion of the population of early-adopters.

IntraLase (ILSE) pioneered the current state-of-the-art in Lasik, a non-contact procedure using femtosecond laser keratotomoy, a laser-based method for corneal flap creation that yields superior results (more accurate flap creation and improved vison)over mechanical bladed microkeratomes (such as those used by AMO).  The procedure is based on the IntraLase FS 60 kHz laser.  Recently ILSE demonstrated corneal keratoplasty (IntraLase-Enabled Keratoplasty or IEK) that uses laser remodeling of a donor cornea as a replacement for conventional corneal transplantation procedures.  Advantages of the ILSE approach include improved visual quality, reduced astigmatism, and shortened recovery.  With about 100,000 procedures per annum worldwide, the estimated U.S. revenue potential is approximately $39 million.41  Overall revenues for 2005 were $94 million, and IntraLase is expected to exceed $132 million for 2006.  Estimates for 2008 revenues are $197 million.

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36 The sales price of an anti-cancer vaccine is expected to be on the order of $25 - 150 per dose, based on a premium over human vaccines for infectious disease which command a price in the range of $1 - 25 per dose.  We chose a mid-range value between these two categories as being most representative of the anticipated market.

37 See, Standard & Poor’s Stock Report, Advanced Medical Optics Inc., January 27, 2007.

38 L. Keusch and W. Greener, Goldman Sachs Global Equity Research, “EYE and BOL - Nidek setback positive for refractive players,” September 27, 2002.

39 Standard & Poor’s Stock Reports, VISX, Inc., January 11, 2003.

40 See, “LASIK Eye Surgery, What are the risks,” U.S. FDA.website.

41 See, L. Keusch and C. Chon, Goldman Sachs Global Investment Research, “Conpany Update, IntraLase Corp,” November 12, 2006.

AMO recently announced plans to buy ILSE for about $808 million.42

Market Assessment.  We assume that the market will remain stable moving forward, and that the multiphoton technologies of PHO-0001/104 will be exclusively licensed to a single player commanding 50% market share (such as AMO).  The terms of this license are assumed to be 5% of gross revenues.  Accordingly, the IP is capable of generating peak revenues in the area of $10 million per annum.

I.  Laser Eradication of Melanoma

Cutaneous melanoma afflicted about 62,000 individuals in the U.S. in 2006; another 3,000-5,000 individuals are diagnosed with the ocular form of this cancer annually.43  This incidence has been increasing approximately 3% per annum.  Additionally, as of January 1, 2003, there were approximately 662,433 men and women alive in the U.S. who had a history of melanoma of the skin.  This includes any person alive on January 1, 2003 who had been diagnosed with melanoma of the skin at any point prior to January 1, 2003 and includes persons with active disease and those who are cured of their disease.44

It is estimated that 82% to 85% of melanoma patients present with localized disease (AJCC stage I or II), 10% to 13% present with regional metastatic disease (AJCC stage III) and 2% to 5% with distant metastatic disease (AJCC stage IV).45  Therefore, approximately 51,000 new cases of stage I or II cutaneous melanoma are diagnosed annually.  Assuming 100,000 treatments per year at $500 per treatment (i.e., comparable to surgical removal),46 treatment of primary melanomas comprises a $50 million market in the U.S.

Market Assessment.  The melanoma market is not sufficiently large to justify development of a device by Provectus.  However, given our successful history of development of prototypes for treatment of cutaneous and ocular melanoma based on the IP of PHO-0001/102, licensure of this technology to one or more device manufacturers is possible.  Because of the relative advantages of the Provectus method over competing technologies, especially in terms of reduced potential for metastatic recurrence, it is likely that a procedure using the Provectus technology could command a substantial market premium.  We therefore will use a per-procedure model (similar to that currently used in the laser eye surgery market), based on a per-procedure fee of $1,000 (i.e., approximately 2x premium over Mohs surgery), to arrive at a market of $26 million (assuming 50% market capture).  If Provectus commands a 10% royalty on these procedures, the IP is capable of generating peak revenues in the area of $5 million per annum.

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42 See, R.L. Rundle, The Wall Street Journal, “Vision-Correction Rivals to Unite,” January 8, 2007.

43 Cancer Facts & Figures 2006, American Cancer Society.

44 SEER Cancer Fact Sheets (2006): Melanoma of the Skin.

45 NCCN Clinical Practice Guidelines in Oncology: Melanoma V.2.2006.  National Comprehensive Cancer Network, Inc. June 12, 2006.

46 According to the 2002 American Medical Association manual of Current Procedural Terminology (cpt 2002) and the 2001 U.S. DHHS Fee schedule, the reimbursable fee for destruction of a malignant skin lesion is approximately $50-290 (cpt codes 17260 - 17286); surgical removal (Mohs Surgery) of such a lesion is reimbursed at a rate of approximately $526 for the first five lesions (fisrt stage procedure, cpt code 17304).

J.  Multiphoton Imaging

The area of multiphoton imaging comprises a small but rapidly growing market for scientific instrumentation (i.e., multiphoton microscopes).  This is represented by devices believed to cost approximately $100,000-500,000.  Market data does not appear to be available for sales volume, but it is estimated that the three major players (Zeiss, Leica, and Nikon) together sell approximately 100 units per annum.  It is also believe that there are over 1,000 units currently installed worldwide.  Multiphoton imaging has also been the subject of experimentation for certain medical diagnostic devices, but currently is not utilized in any commercial product.

Market Assessment.  We assume that Provectus’ multiphoton imaging IP (PHO-0002/109/121) will be licensed exclusively to a single major player in the microscopy market, and that this will enable such player to capture annual sales of 100 units per annum.  We will also assume a 100 unit per annum upgrade market of existing units.  The sales price of these accessories is assumed to be $10,000.  Assuming a 10% royalty on gross sales, the IP is capable of generating peak revenues in the area of $200,000 per annum for the scientific market.  The uncertainty associated with potential use of multiphoton imaging for medical diagnostics is sufficiently great to make assessment of a potential market impossible.

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Eric Wachter, Ph.D.

23 January 2009

Appendix A – Summary of Relative Valuations for IP

Relative Valuation of component properties based on peak annual revenue model (assuming conservative market penetration).

Indication/Product	Development Status	Parent Patent Case(s)	Relative Valuation, millions (%total)
A. Psoriasis (PH-10)	3 Phase 1 Trials Complete; Phase 2 Started 2007	PHO-105 / -113 / -119	$750
B. Atopic Dermatitis (PH-10)	Ready for Phase 2	PHO-105 / -113 / -119	$1,600
C. Actinic Keratosis (PH-10)	1 Phase 1 Trials Complete; Ready for Phase 2	PHO-105 / -113 / -119	$0
D. Wound Healing (PH-10)	Preclinical Study Complete; Ready for Phase 1	PHO-105 / -113 / -119	$40
		Subtotal IP SUBGROUP	$2,390 (53.9%)
E. Metastatic Melanoma (PV-10)	Phase 2 Clinical Trial Underway	PHO-106 / -107 / -120 / -122 / -123	$346
F1. Breast Cancer (PV-10)	Phase 1 Clinical Trial Complete	PHO-106 / -107 / -120 / -122 / -123	$1,700
F2. Liver Cancer (PV-10)	Ready for Phase 1	PHO-106 / -107 / -120 / -122 / -123	(combined with F1)
F3. Prostate Cancer (PV-10)	Preclinical	PHO-106 / -107 / -120 / -122 / -123	(combined with F1)
		Subtotal IP SUBGROUP	$2,046 (46.1%)
		Subtotal PROVECTUS PHARMATECH	$4,436 (98.0%)

G1. Methods for Enhanced Vaccine Production	Ready for Licensure	PHO-110	$75
G2. Virus Hunter	Ready for Licensure	PHO-110	(combined with G1)
		Subtotal IP SUBGROUP / PROVECTUS BIOTECH	$75 (1.7%)
H. Advanced Laser Eye Surgery	Preclinical	PHO-0001 / -104	$10
		Subtotal IP SUBGROUP	$10 (0.2%)
I1. Cutaneous Melanoma (Laser Eradication)	Preclinical Study Complete; Ready for final device development and 510(k)	PHO-0001 / -102	$5
I2. Ocular Melanoma (Laser Eradication)	Preclinical Study Complete; Ready for final device development and 510(k)	PHO-0001 / -102	(combined with I1)
		Subtotal IP SUBGROUP	$5 (0.01%)
J1. Multiphoton Imaging (Laboratory Devices)	Ready for Licensure	PHO-0002 / -109 / -121	$0.2
J2. Multiphoton Imaging (Medical Devices)	Ready for Licensure	PHO-0002 / -109 / -121	(combined with J1)
		Subtotal IP SUBGROUP	$0.2 (0.00%)
		Subtotal PROVECTUS DEVICETECH	$15.2 (0.3%)
Total			$4,526 (100%)

EXHIBIT A

MILESTONE PAYMENTS

A.           Schering shall pay to Supplier a one-time fee of [*] U.S. Dollars (USD$ [*] ) upon Schering’s notification to Supplier of Schering’s synthesis of such material following Schering’s notification to Supplier that Schering intends to use the Material for Commercial Purposes.

B.           For the first antigen or vaccine developed by Schering with a Schering cell line modified with a particular Material, Schering shall pay to Supplier:

1.
A sum of [*] U.S. Dollars (USD$[*]) upon Schering’s reasonable satisfaction that the Material will enhance titers of specific viruses when inoculated, wherein Schering’s reasonable satisfaction shall be considered achieved when Schering or its Agent is able to grow three (3) lots of virus with meaningfully elevated titers* with the modified cell line;

2.
A sum of [*] U.S. Dollars (USD$[*]) upon Schering’s notification to Supplier of the licensing and approval by the USDA (or its equivalent regulatory agency) of the use of such Material in the manufacture of a Product;

3.
A sum of [*] U.S. Dollars (USD$[*]) upon Schering’s notification to Supplier of the successful completion of an immunogenicity test demonstrating the efficacy of the Product for host animals at the current immunogenicity level; and

4.
A sum of [*] U.S. Dollars (USD$[*]) upon Schering’s notification to Supplier of the licensure by the USDA (or its equivalent regulatory agency) of the Product containing virus grown with such Material.

*Specific cell lines and target titer values shall be agreed upon by the Parties at the start of the testing of each Material.

Notwithstanding the foregoing, if Schering shall develop additional antigens or vaccines using the same Material, Schering shall only be obligated to pay the sum set forth in item #4 upon the first occurrence of such milestone.

[*]=Information redacted pursuant to a confidential treatment request.  Such information has been filed separately with the Securities and Exchange Commission.